UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32276

Accredited Mortgage Loan REIT Trust

(Exact name of registrant as specified in its charter)

15253 Avenue of Science

San Diego, California 92128

(800) 690-5000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

9.75% Series A Perpetual Cumulative Preferred Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9.75% Series A Perpetual Cumulative Preferred Shares:   65

Pursuant to the requirements of the Securities Exchange Act of 1934, Accredited Mortgage Loan REIT Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACCREDITED MORTGAGE LOAN REIT TRUST

Date: November 8, 2007	By:	/s/ DAVID HERTZEL
David Hertzel, General Counsel